[CN BANCORP, INC. LETTERHEAD]

VIA EDGAR

May 1, 2006

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
ATTN: Benjamin Phippen

RE:          CN Bancorp, Inc.
Form 10-KSB for the year ended December 31, 2005
File No. 333-100460

Dear Mr. Phippen:

We are in receipt of your letter to Jan Clark dated April 25, 2006 with respect to the above-referenced filing. In response to your comment number 1 regarding “Item 8A. Controls and Procedures,” we hereby confirm that based on the evaluation of the Company’s disclosure controls and procedures required by Rule 15d-15 of the Securities Exchange Act of 1934, the Company’s Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2005.

We acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jan W. Clark
Jan W. Clark
President and Chief Executive Officer

/s/ Michael T. Storm
Michael T. Storm
Chief Financial Officer